DLA Piper LLP (US)
1251 Avenue of the Americas, 27th Floor
New York, New York 10020-1104
www.dlapiper.com
Marjorie Sybul Adams
marjorie.adams@dlapiper.com
T   212.335.4517
F   212.884.8517
February 1, 2010
VIA EDGAR
Mr. Russell Mancuso
Branch Chief
Mail Stop 3030
Division of Corporate Finance
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
Re:	Unilife Corporation Amendment No. 1 to Registration Statement on Form 10 Filed January 6, 2010 File No. 1-34540
Dear Mr. Mancuso:
On behalf of our client Unilife Corporation (the “Company”), the undersigned is transmitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated January 27, 2010 (the “Comment Letter”), with respect to the above-referenced filing. In connection with this response to the Comment Letter, the Company is filing electronically with the Commission today Amendment No. 2 (the “Amendment”) to the Registration Statement on Form 10 (the “Registration Statement”). In order to expedite your review, we have enclosed a courtesy package that includes four copies of the Amendment, which has been black-lined to show changes from last filing.
The following responses to the Staff’s comments are numbered to correspond to the numbered items and headings of the paragraphs set forth in your Comment Letter. Please note that page numbers in our responses are references to the page numbers in the Amendment. For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response. Capitalized terms used herein and not otherwise defined shall have the meanings given to them in the Registration Statement or in the Amendment, as applicable.
Overview, page 4
1.	Please disclose the percentage you mention in response to prior comment 5. Also disclose the nature of the product manufactured and sufficient information so that investors can clearly understand the risks and liabilities created by the third-party manufacturing business.
Response: The Company has revised the disclosure on page 4 in response to the Staff’s comment.

Russell Mancuso
Division of Corporation Finance
Securities and Exchange Commission
February 1, 2010

Market Opportunity, page 5
2.	We note your response to prior comment 4. Please submit as correspondence on EDGAR Annex A to the hard copy of your January 5, 2010 response letter.
Response: The Company has today submitted the above-referenced annex as Annex A hereto on EDGAR.
3.	We note your response to prior comment 9 and your disclosure in the first paragraph on page 4 that your main product is your Unifill syringe. Please tell us the percentage of your revenue that has been derived from sales of this product. If revenue has not yet been significant, please revise to clarify. See also Regulation S-K Item 101(c)(1)(i).
Response: The Company advises the Staff that it has not yet received any product revenue from sales of the Unifill syringe and that its revenues in respect of this product comprise solely the fee received from sanofi-aventis under the exclusive licensing agreement and industrialization payments received from sanofi-aventis under the industrialization agreement. The Company has revised its disclosure on page 4 to clarify.
Our products, page 8
4.	Please update the disclosure in the last sentence of the fifth paragraph of this section. Also update your disclosure on page 31 about the December 31, 2009 deadline for financing.
Response: The Company has updated its disclosure on pages 8 and 31 in response to the Staff’s comment.
Strategic Partnership with sanofi-aventis, page 9
5.	If the 180 day period mentioned in section 2.2 of exhibit 10.2 has expired, then disclose the effect of the expiration.
Response: The Company and sanofi-aventis have signed a letter agreeing that the 180 day period mentioned in section 2.2 of Exhibit 10.2 expires on February 28, 2010. The letter evidencing the agreement has been filed as Exhibit 10.39 and the new extended time period was added to the disclosure on page 9.
Intellectual Property, page 11
6.	Please expand your response to prior comment 12 to clarify what features of your products or planned products are covered by your existing patents.
Response: The Company has revised the disclosure on pages 11 and 12 in response to the Staff’s comment.

Russell Mancuso
Division of Corporation Finance
Securities and Exchange Commission
February 1, 2010

Regulation in the European Union and Australia, page 12
7.	We note your response to prior comment 13. Please expand the disclosure of government regulations to describe the process of obtaining approval to sell your products in Australia.
Response: The Company has revised the disclosure on page 12 in response to the Staff’s comment.
If there are substantial sales, page 22
8.	Please fill in the blanks here and elsewhere in your document.
Response: The Company has filled in the blanks in this section and elsewhere in the Form 10.
Redomiciliation, page 24
9.	Please advise as to whether there have been any material changes to the Australian law governing the scheme of arrangement since the staff’s issuance of the Constellation Brands, Inc. and ForBio Inc. letters referenced in your response to prior comment 18.
Response: The Company has been advised by DLA Phillips Fox, its Australian counsel, that since 1998, there have been no material changes to Australian law governing schemes of arrangement. The Australian Counsel notes the following two changes. First, an amendment was made to the majority required to approve a scheme of arrangement between a company and its members in July 1998 to reflect that shares in Australia no longer had a nominal value. Also, in December 2007, a new section was incorporated into the Corporations Act 2001 (Cth) giving the Court further power to make orders of relief in relation to a compromise or scheme of arrangement if a party contravenes the scheme. It is our opinion that these amendments do not affect the availability of the Section 3(a)(10) exemption.
10.	Regarding your response to prior comment 18, please:
•	tell us the date that you provided security holders notice of the hearing, the date of the heading included in the notice, the actual date of the hearing, and the date and method of publication of any change between the hearing date included in the notice and the actual date of the hearing; and
•	provide us copies of the court orders approving the fairness of the terms and conditions of the transactions.
Response: The Company advises the Staff that the Information Memorandum dated November 27, 2009, which was approved by the Court and dispatched to security holders on December 11, 2009, set out details of the date, time and venue for each scheme meeting and confirmed that the Court hearing would be held on January 14, 2010 (or such later date notified to ASX), at which the Court would consider the schemes and shareholders and option holders could attend to oppose the schemes. Advertisement of the Court hearing was also made in The Australian (being a national newspaper) on January 8, 2010 in accordance with the order of the Court following the scheme meetings.

Russell Mancuso
Division of Corporation Finance
Securities and Exchange Commission
February 1, 2010

The Court hearing was then held on January 14, 2010 (as originally advised in the Information Memorandum sent to security holders).
Copies of the court orders approving the schemes as well as the reasons for the judgment have been submitted as Annex B hereto on EDGAR and to the hard copy of this response letter. The Company has also been advised by its Australian counsel of the following:
While there is no specific reference in the court order approving the schemes or section 411 of the Corporations Act (the “Act”) which indicates the Court’s approval or consideration of the fairness of the terms and conditions of the schemes, the court in making its decision to approve the schemes is required to consider the fairness and reasonableness of the schemes and this is evidenced by precedents set by the Courts in Australia over a number of years.
Section 411 of the Act is based upon equivalent provisions in the Companies Act of England and Wales. Accordingly, English decisions on schemes of arrangement form important precedents for Australian courts. For example in Re Dorman, Long and Company Limited [1934] Ch 635, English case, Maugham J (at page 657) having reviewed earlier authorities as to the function of the Court in considering the fairness of schemes, formulated the duty as follows:
“The Court must be satisfied that the proposal was at least so far fair and reasonable, as that an intelligent and honest man, who is a member of that class, and acting alone in respect of his interest as such a member, might approve of it.”
This approach and formulation has been adopted by Australian courts. For example, Emmett J in Re Central Pacific Minerals NL [2002] FCA 239 described the task of the Court in this regard as follows:
“While the primary task of the Court is to see that the procedure whereby the arrangement has been approved by security holders is formally correct, it has the further duty of satisfying itself that the arrangement is fair and equitable between different classes of security holders, and as between security holders and those who will benefit from it.”
Following this approach, on pages 36-38 of the reasons for judgment provided by Stone, J in approving the Unilife schemes, reference is made to the decision of Lander, J in Re Simeon Wines Ltd (2002) 42 ACSR 454. In this judgment in the context of reliance on the Section 3(a)(10) exemption:
[13] “His Honour observed (a) that the Court had been fully informed of the proposed reliance on the exemption; and (b) that the information in the explanatory statement had fully informed the Court of ‘the valuation placed upon the securities to be surrendered, and the expected valuation to be placed on those to be issued in the proposed transaction’. His Honour further noted that pursuant to s 411(6) of the Corporations Act there had been a hearing before the Court to consider the fairness and reasonableness of the proposed scheme, and that the hearing had been open to everyone to whom the securities would be issued in the proposed exchange and that the notice of the hearing in appropriate terms had been provided in a timely manner” Stone, J also makes reference in her judgment to Barrett J in Permanent Trustee Company (2002) 43 ACSR 601 where it was stated that:

Russell Mancuso
Division of Corporation Finance
Securities and Exchange Commission
February 1, 2010

“a court exercising the s411 approval jurisdiction [has] an obligation to consider the fairness and reasonableness of the proposed scheme of arrangement...”.
Stone, J concludes her reasons for judgment by noting that in her view Lander, J’s comments referred to in [13] above applied equally to the Unilife schemes. As such, while no explicit reference is made in the order to the fairness and reasonableness of the schemes, in making the decision to approve the Unilife schemes it is implicit, from the reasons given in the judgment, that regard was had to the fairness and reasonableness of the schemes.
Pennsylvania Economic Development Assistance, page 25
11.	Please expand your revisions in response to prior comment 23 to clarify the contingency regarding the state giving sufficient funds as mentioned in exhibit 10.22. Also, with a view toward disclosure, please tell us:
•	the period over which you may receive the funds,
•	the effect of not creating or retaining the disclosed number jobs or not spending the disclosed amount on the project, and
•	the material “program guidelines.”
Response: The Company has revised the disclosure on page 25 in response to the Staff’s comment. The Company advises the Staff that Exhibit 10.22 does not state the period over which the Company may receive the funds or the effect of not creating or retaining the disclosed number of jobs or not spending the disclosed amount on the project and the Company has not received further guidance from the Commonwealth of Pennsylvania which would clarify these issues. For this reason, the Company has provided additional disclosure that there are contingencies relating to the amount of funds which the Company may receive, the period over which it may receive them, the Company’s right to retain any funds that it does receive and that the Company may be unable to fulfill its obligations under the programs. The Company has deleted the reference to program guidelines as these are unknown at this time.
Contractual Obligations, page 30
12.	Please tell us the authority on which you rely to limit the information in this section to cash obligations.
Response: The Company has revised the disclosure on page 30 to remove references to the word “cash”.
Properties, page 31
13.	Please tell us where you have tiled as an exhibit the agreement that includes the call option mentioned in the penultimate paragraph on page 31.
Response: The Company has filed the Membership Interest Purchase Agreement as Exhibit 10.38.
Security Ownership of Certain Beneficial Owners and Management, Page 31
14.	Please update the disclosure in the table on page 32.
Response: The Company has updated the disclosure in the beneficial ownership table on page 32.

Russell Mancuso
Division of Corporation Finance
Securities and Exchange Commission
February 1, 2010

Executive Compensation, page 34
15.	We note your responses to prior comment 26 and other comments regarding your compensation disclosure. If your previous disclosure was not accurate, please tell us about your procedures that resulted in the previous disclosure and how you have revised those procedures for purposes of current and future disclosure. Add any appropriate risk factors.
Response: The demands of redomiciliation activities and preparation of the Form 10 and associated listing process, together with the rapid pace of business developments at the Company during October and November of 2009 created many challenges for the Company. The Company was preparing the Form 10 simultaneously with the preparation of very complex and voluminous documentation relating to the Australian schemes of arrangement. Moreover, during this same period, it completed a financing transaction, purchased real estate for its new headquarters, entered into new employment agreements with most of its officers, negotiated a contract to build its assembly system for the Unifill syringe and arranged for an offer of assistance from the Commonwealth of Pennsylvania.
The Company’s senior executives and other employees spent a substantial amount of time preparing and reviewing the Form 10 disclosure, despite the extraordinary and unusual demands placed on their time during this period. However, the Company found it challenging to provide consistently clear and accurate executive compensation disclosure for a number of reasons. First, the Company’s executive compensation arrangements that were in place in respect of fiscal 2009 were highly individualized and predated the hiring of the employees who were primarily responsible for preparing the executive compensation disclosure. Second, the transition from Australia to the United States and the difficult communication logistics associated with time zone differences during a compressed time period sometimes presented challenges in confirming relevant information. Third, the employees who were primarily responsible for preparing executive compensation disclosure had not yet received scheduled training in SEC disclosure rules.
The Company understands its responsibility for providing adequate and accurate disclosure. During the past two months, the Company has engaged its outside counsel to provide employee training relating to public company reporting rules, in particular the rules governing executive compensation disclosure. The Company believes that this training will assist it in fulfilling its obligation to provide adequate and accurate disclosure. The Company will seek additional assistance from outside counsel while it further builds out its internal capabilities. As a result of these factors, the Company believes that it has substantially improved its ability to fulfill its disclosure obligations.
The Company has included additional risk factor disclosure on page 17 to address potential ineffectiveness of the Company’s disclosure controls and procedures.

Russell Mancuso
Division of Corporation Finance
Securities and Exchange Commission
February 1, 2010

Annual Cash Incentive Compensation, page 36
16.	We note your response to prior comment 37. Please expand this section to describe how the bonuses of Messrs. Carter and Allan of $79,497 and $48,180 mentioned in the Summary Compensation Table were determined.
Response: The Company has revised the disclosure on page 36 in response to the Staff’s comment.
17.	Please disclose the “key project milestones” mentioned in the fourth bullet point.
Response: The Company advises the Staff that information regarding the key project milestones constitutes part of the confidential commercial information that was redacted from Exhibit 10.3 (Industrialization Agreement dated as of June 30, 2009 between UMSL and sanofi-aventis) to Amendment No. 1 to the Registration Statement, for which a confidential treatment has been requested pursuant to Rule 24b-2 under the Exchange Act. As a result, the Company has not disclosed the details of such key project milestones, pending the decision on the confidential treatment request.
Long-Term Incentive Compensation, page 37
18.	We note your disclosure that each of the fiscal 2009 grants was made to fulfill the terms of an offer letter or employment agreement. Please tell us which exhibit represents your obligation to issue options to Mr. Allan.
Response: The Company advises the Staff that the grant of options to Mr. Allan was not made pursuant to the terms of an offer letter or employment agreement and has revised the disclosure on page 37 accordingly.
Savings Plans, page 38
19.	We note your response to prior comment 34. Please clarify how the amount of $10,491 in the “Nonqualified Deferred Compensation Earnings” column is 9% of annual salary as mentioned in footnote 14. Also, tell us the authority on which you relied upon to determine which column should include the 9% pension contribution.
Response: The Company has expanded its disclosure on page 38 to clarify that superannuation payments are based on 9% of cash compensation (subject to a statutory maximum cash compensation of A$40,170 per calendar quarter). In addition, the Company has included all superannuation payments under “All Other Compensation” on page 43.
Severance, page 40
20.	Refer to the last sentence on page 40. Please clarify how you define the “market.” Also, provide us support for you statement that “single trigger treatment” is “consistent with current market practice.”
Response: The Company has revised the disclosure to clarify the Company’s rationale for providing single trigger vesting acceleration on equity awards. That rationale is not based on any survey of current market practice.

Russell Mancuso
Division of Corporation Finance
Securities and Exchange Commission
February 1, 2010

Compensation Committee Interlocks and Insider Participation, page 43
21.	It is unclear how your response to prior comment 35 addresses Regulation S-K Item 407(e)(4). For example, you identify in this section a director who appears to have not been a director during the last fiscal year; however, Item 407(e)(4) is a disclosure requirement regarding the last fiscal year. Please advise or revise.
Response: The Company has revised the disclosure on page 43 in response to the Staff’s comment.
Compensation of Named Executive Officers, page 43
22.	Please clarify where you have included in the Summary Compensation table:
•	Mr. Carter’s consulting fee of $20,000 per month mentioned on page 46, and
•	the additional payment of A$120,000 paid to Mr. Shortall mentioned on page 47.
Response: The Company has revised the disclosure to move Mr. Carter’s consulting fees to the “All Other Compensation” column. With regard to Mr. Eugene Shortall, the A$120,000 represents annual target cash incentive compensation under his employment agreement for calendar 2010 and forward, not for fiscal 2009. The Company has also modified the text on page 47 to correctly reflect the amount of non-equity incentive plan compensation earned by Mr. Eugene Shortall during fiscal 2009. The Summary Compensation Table correctly states Mr. Shotall’s total compensation.
Employment Offer Letters, Employment Agreements, page 45
23.	Please tell us where you filed the following offer letters and agreements:
•	the employment offer letter with Mr. Calvert mentioned on page 46,
•	the consultancy agreement between you and Medical Middle East Ltd. mentioned on page 47,
•	the employment offer letter with Mr. Opitz mentioned on page 48
Response: The Company has filed the employment offer letters with Messrs. Calvert and Opitz and the consultancy agreement between the Company and Medical Middle East Ltd. as Exhibits 10.30, 10.31 and 10.32, respectively.
24.	Please tell us with which countries Medical Middle East Ltd. has business contacts.
Response: The Company has been advised by Medical Middle East Ltd. that it does business only with the Company and has no business contacts in any countries other than where the Company does business. In particular, the Company has been advised that Medical Middle East Ltd. does not have business contacts in Sudan, Syria or Iran.

Russell Mancuso
Division of Corporation Finance
Securities and Exchange Commission
February 1, 2010

25.	Please disclose the reasons for the differences between the non-equity incentive plan compensation disclosed in your Summary Compensation Table on page 43 and in your Grant of Plan-Based Awards Table on page 48 given your disclosure in the text between the tables regarding “full payment” of incentive compensation.
Response: The Company has modified the target incentive compensation amounts reflected in the Grants of Plan-Based Awards table to include the entire amount eligible to be earned under the terms of each incentive compensation arrangement. The incentive compensation arrangement provides for amounts that may be earned in connection with the performance of services spanning two fiscal years. Each of the named executives earned full payment of the portion of their incentive compensation that is attributable to services performed in fiscal year 2009 which amount is reflected in the Summary Compensation Table. The balance of the incentive compensation reported in the Grants of Plan-Based Awards table relates to services to be performed in fiscal year 2010 and the determination of whether such amount has been earned has not yet been determined.
Eugene Shortall, page 47
26.	Please disclose the material differences between the consultancy agreement and the subsequent employment agreement.
Response: The Company has provided additional disclosure on page 47 in response to the Staff’s comment.
Grants of Plan-Based Awards, page 48
27.	Please clarify the purpose of the last sentence of footnotes 2, 3 and 4. It is unclear whether the intent of the sentence is to state that you are excluding earned compensation from the table because you did not yet actually pay the compensation. If you are excluding earned compensation, please tell us with specificity the authority on which you rely.
Response: The Company has revised the disclosure on page 48 to remove the last sentence of footnotes 2 and 3 to reflect the modification to the table discussed in response to Comment 25. The Company has also revised footnote 4 (which is footnote 5 in the Amendment) to clarify when Mr. Allan will receive incentive compensation earned during fiscal 2009.
Outstanding Equity Awards as of June 30, 2009, page 49
28.	Please tell us where you filed as an exhibit your agreement with Mr. Shortall mentioned in the last three paragraphs in this section.
Response: The Company has filed the form of restricted stock agreement and option agreement that will govern the awards to Mr. Shortall (which awards will be made on February 3, 2010) as Exhibits 10.36 and 10.37, respectively.

Russell Mancuso
Division of Corporation Finance
Securities and Exchange Commission
February 1, 2010

Director Compensation, page 54
29.	Please clarify whether the numbers disclosed in the last paragraph on page 54 reflect the one-for-six ratio mentioned in the last sentence. Also clarify the effect of the ratio on the exercise price.
Response: The Company has revised the disclosure on page 54 to clarify that the numbers reflect the one-for-six ratio and has also adjusted the exercise prices to reflect such ratio.
Recent Sales of Unregistered Securities, page 57
30.	Please tell us where you filed as exhibits the agreements mentioned in the seventh paragraph on page 58 and in the penultimate paragraph on page F-9. Also, tell us, with a view to disclosure, whether you have any obligations to issue additional shares pursuant to these agreements.
Response: The Company has filed the Deed of Settlement and Release between UMSL and the founders as Exhibit 10.34. The Company has revised the disclosure on page 58 to reflect that the Company has satisfied in full its obligation to issue additional shares to the founders. The Company refers the Staff to Section 1.3 of the Deed of Settlement and Release and advises the Staff that UMSL shareholders approved the terms of the Deed prior to June 30, 2009.
31.	We note your response to prior comment 42. Please tell us when the Form D was filed in connection with the $29.4 million offering, mentioned in the fourth paragraph on page 58.
Response: The Company advises the Staff that the Form D was filed by UMSL on October 22, 2009.
Financial Statements and Exhibits, page 62
32.	Please file complete agreements. For example, it appears that you did not file as part of exhibit 10.20 the documents forming an “integral part” of the contract mentioned on the second and fourth pages of that exhibit. Also, it appears that you did not file exhibit C as part of exhibit 10.25. Please revise.
Response: The Company has refiled Exhibit 10.20 and Exhibit 10.25 in complete form.
33.	We note your response to prior comment 49. It appears from page 1 of exhibit 10.5 that exhibit F is a memorandum of understanding; however, exhibit F of the filed exhibit 10.5 appears to be a list of tools and equipment. Please reconcile.
Response: The Company has refiled Exhibit 10.5 with the correct exhibit F.

Russell Mancuso
Division of Corporation Finance
Securities and Exchange Commission
February 1, 2010

Note 4, Goodwill and Other Intangible Assets, page F-9
34.	We note your disclosure that during the fiscal year ended June 30, 2009, you met both the net income requirements pertaining to an agreement to issue common shares resulting from the 2002 acquisition of Unitract Syringe Pty Limited and these shares were issued in November 2009. However, your financial statements show a net loss (rather than net income) for that period. Please explain to us how you met the requirements that resulted in the issuance of the shares.
Response: The Company advises the Staff that UMSL prepared its financial statements in accordance with Australian Accounting Standards. Under Australian Accounting Standards, the entire amount of the €10 million fee paid by sanofi-aventis to UMSL under the exclusive licensing agreement was properly includable in revenue in the year that payment was made (i.e., fiscal 2009). As a result, the net income requirements under the referenced agreement were met, which triggered the obligation to issue the shares. However, unlike UMSL, the Company prepares its financial statements in accordance with U.S. generally accepted accounting principles, and in accordance therewith, is recognizing the fee over the expected life of the related arrangement.
*   *    *
At your request, the Company has today submitted as correspondence on EDGAR a separate written statement acknowledging that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
*   *   *
Please call the undersigned at (212)335-4517, or Alan Shortall, CEO of the Company, at (717) 938-9323, if you have any questions or comments regarding the foregoing or need any additional information. Thank you.
Very truly yours,
Marjorie Sybul Adams
cc:	Thomas A. Jones Division of Corporation Finance Securities and Exchange Commission Alan Shortall Unilife Corporation